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Plains Resources Inc.
Computation of Ratios
(In Thousands)                                                      Exhibit 12
                                                                    ----------
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
                                                          1994        1995         1996         1997        1998          1999
                                                        --------    --------     --------     --------    ---------     --------
                                                                                                          (restated)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings
     Net income (loss) before income taxes,
      minority interest and extraordinary item          $    571    $  2,652     $ 17,754     $ 22,586    $(106,565)    $(85,469)
     Fixed charges                                        16,416      17,936       22,177       26,752       40,709       55,554
     Less capitalized interest                            (2,728)     (3,093)      (3,613)      (3,280)      (3,683)      (4,409)
                                                        --------    --------     --------     --------    ---------     --------
      Total earnings available for fixed charges        $ 14,259    $ 17,495     $ 36,318     $ 46,058    $ (69,539)    $(34,324)
                                                        ========    ========     ========     ========    =========     ========

Fixed charges
     Interest expense                                   $ 12,585    $ 13,606     $ 17,286     $ 22,012    $  35,730     $ 46,378
     Capitalized interest                                  2,728       3,093        3,613        3,280        3,683        4,409
     Interest portion on rentals                             110         109          102          110          133          841
     Amortization of debt issue costs                        993       1,128        1,176        1,350        1,163        3,926
                                                        --------    --------     --------     --------    ---------     --------
      Total fixed charges                               $ 16,416    $ 17,936     $ 22,177     $ 26,752    $  40,709     $ 55,554
                                                        ========    ========     ========     ========    =========     ========

Earnings in excess of
     (required to cover) fixed charges                  $ (2,157)   $   (441)    $ 14,141     $ 19,306    $(110,248)    $(89,878)

Earnings to fixed charges                                    0.9         1.0          1.6          1.7         (1.7)(A)     (0.6)(B)
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(A)     Included in earnings for 1998 was a nonrecurring gain of $60.8 million before income taxes relating to the formation of the partnership, a noncash full cost ceiling writedown of $173.9 million before income taxes and $7.1 million in unauthorized trading losses. If such events had not occurred, the ratio of earnings to fixed charges would have been
        1.2.

(B) Included in earnings for 1999 was $166.4 million in unauthorized trading losses, a $16.5 million gain on the sale of linefill, a $9.8 million gain related to the sale of units by PAA, and restructuring expenses of $1.4 million. If such events had not occurred, the ratio of earnings to fixed charges would have been 1.9.